Exhibit 99.1

254 Witherspoon Street
Princeton, NJ 08542
June 29, 2009

Mr. Charles M. Royce
Chairman of the Board of Directors
c/o TICC Capital Corp.
8 Sound Shore Drive, Suite 255
Greenwich, Connecticut 06830

Dear Mr. Royce,

Raging Capital Fund, LP; Raging Capital Fund QP, LP; and I, William C. Martin, are shareholders of TICC Capital Corp. (“TICC”) with combined holdings equal to approximately 5.1% of the total shares outstanding.

As we communicated to you at the Annual Meeting of Shareholders held on June 18, 2009, and in our letter to you dated December 2, 2008, we believe the TICC board of directors should immediately authorize and implement a share buyback program or tender offer of material size to capitalize on the tremendous discount to intrinsic value at which the shares of TICC currently trade.  We believe the fundamental case for this action is extremely compelling:

•	TICC shares trade at approximately 60% of the company’s last reported mark-to-market net asset value.

•	At the end of Q1 2009, TICC’s capital structure consisted of $17.1 million in cash on hand (equal to $0.65 per share) and no debt. This cash is earning very little at current money market rates.

•
Based on our due diligence of TICC’s 23 portfolio companies, we believe it is likely that a material portion of the $97 million in unrealized portfolio losses, equal to $3.65 per share (over 80% of current stock price!), will be earned back as the credit markets normalize, interest rates rise, and TICC’s holdings amortize over the next five years.  To take just one representative portfolio example, TICC’s $19.7 million principal investment in Palm, Inc. (due April 2014) is currently valued at $13.8 million, representing a discount to par of $5.9 million, or $0.23 per share. That mark alone is equal to 5.1% of the company’s current stock price.

•	We estimate that TICC’s portfolio currently generates annual distributable cash flow of $0.50 to $0.60 per share, which equates to a yield of 11.1% to 13.3%.

•
The yield and valuation of TICC’s portfolio are depressed due to the collapse in LIBOR rates. As LIBOR rises in the future, we estimate that TICC’s distributable cash flow per share should rise by approximately $0.10 for every 100 basis point increase in LIBOR.  In other words, if LIBOR were at 4.00% today, TICC’s annualized dividend could be as much as $0.90 per share.

Management has expressed to us their view that there are compelling investment prospects for TICC in the secondary marketplace.  We recognize the unique state of the markets; however, we believe that opting to implement either a share buyback program or a tender offer would be consistent with the fulfillment of the board’s fiduciary duties since either action would be a far less risky and a far more rewarding value proposition.  Simply, by buying “what you know” TICC can avoid the operating and balance sheet risks associated with making investments in the secondary market.  Most importantly, we calculate that buying TICC shares at $5.00 per share will generate a CAGR of over 31% for three years*.

Along with the other accretive benefits presented below, TICC’s shareholders will be more levered to any beneficial increases in LIBOR or mark-to-market improvements.

Accretive Benefits of a $17 Million Buyback at $5.00 per Share

	Current Amount	New Amount	Benefit Per Share	Percentage Increase
Net Asset Value	$7.46	$7.82	+0.36 cents	+4.8%
Dividend Per Share	$0.60	$0.68	+0.08 cents	+11.8%
Unrealized MTM Losses	$3.65	$4.18	+0.53 cents	+14.5%

We understand that the board and management have debated the “relevance” of making share buybacks in the guise of maintaining a critical mass of capital to insure that TICC can participate in funding markets in the future.  In response, we point out to the board that TICC was able to put over $100 million to work in the first 13 months after the company’s initial public offering in late 2003.  Clearly, TICC did not have difficulty finding borrowers for its capital as a startup.  Today, in a world starved for capital, we hardly think that TICC would have trouble finding potential customers for its capital.  Lastly, we remind the board members that they are only relevant if they represent the fiduciary interests of their shareholders, the true owners of the company.

Management, whose compensation is primarily tied to the size of assets under management (rather than its ability to create shareholder value), should realize that they stand to run a much larger business and reap greater rewards in the future by being friendly and fair to the shareholders’ interests.  After all, capital usually finds its way to where it is treated best.

We urge the board to immediately establish a program in order to commence a buyback or tender for the bulk of the 4.4 million shares that were issued in the June 2008 rights offering.  Recall that, while important in de-leveraging the company, this offering at $5.20 per share served to destroy the stock price (the stock opened at $7.36 the day before the rights offering was announced in May 2008) while diluting shareholders.  Tragically, while shareholders suffered, management benefited from approximately $500,000 in incremental management fees from the $22.8 million in capital that was raised.  Buying back these shares at current prices would turn what was originally a terribly dilutive transaction into an accretive event benefiting all shareholders.

We look forward to seeing the board publicly address our points in a prompt fashion.

Sincerely,

/s/ William C. Martin

William C. Martin
Chairman of Raging Capital Management, LLC
General Partner of Raging Capital Fund, LP & Raging Capital Fund QP, LP

*Assumes the following: (i) completion of $17 million share buyback at $5.00 per share, (ii) the stock returns to net asset value within three years, (iii) LIBOR increases by a blended average of 150 basis points, (iv) the portfolio recovers 25% of its unrealized losses, and (v) the Q1 2009 dividend rate is maintained.

CC: Patrick F. Conroy, Corporate Secretary (for dissemination to board of directors)